SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          (AMENDMENT NO. __________)(1)

                     Good Harbor Partners Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)

                Class B Common Stock, $0.0001 Par Value Per Share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    382094209
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                               Lawrence D. Cutler
                   Managing Director, Chief Operating Officer
                          and Chief Compliance Officer
                             D.B. Zwirn & Co., L.P.
                          745 Fifth Avenue, 18th Floor
                               New York, NY 10151
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 30, 2007
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

-------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382094209                 13D                   Page 2 of 17 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            D.B. Zwirn & Co., L.P.        02-0597442

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                     -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                     2,173,800 shares of Class B Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                     2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON
              2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              20.55%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             PN
-------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                 13D                   Page 3 of 17 Pages
-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            D.B. Zwirn Special Opportunities Fund, L.P.       73-1637217

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                     -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    909,670 shares of Class B Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    909,670 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            909,670 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.60%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                 13D                   Page 4 of 17 Pages
-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            D.B. Zwirn Special Opportunities Fund, Ltd.

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                     -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,264,130 shares of Class B Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,264,130 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,264,130 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.95%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                 13D                   Page 5 of 17 Pages
-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            DBZ GP, LLC       42-1657316

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                     -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                     2,173,800 shares of Class B Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.55%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
-------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                 13D                   Page 6 of 17 Pages
-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Zwirn Holdings, LLC           30-0080444

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                     -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,173,800 shares of Class B Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                     2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             20.55%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
             OO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

CUSIP No. 382094209                 13D                   Page 7 of 17 Pages
-------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Daniel B. Zwirn

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,173,800 shares of Class B Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                     -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,800 shares of Class B Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.55%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 382094209                   13D                  Page 8 of 17 Pages

Item 1.     Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock") of Good Harbor Partners Acquisition Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4100 North Fairfax Drive, Arlington, VA 22203.

Item 2.     Identity and Background.

     (a) This Statement is filed by:

            (i) D.B. Zwirn & Co., L.P., a Delaware limited partnership, which is trading manager of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd.;

            (ii) D.B. Zwirn Special Opportunities Fund, L.P., a Delaware limited partnership, with respect to the shares of Class B Common Stock directly and beneficially owned by it;

           (iii) D.B. Zwirn Special Opportunities Fund, Ltd., a Cayman Islands company, with respect to the shares of Class B Common Stock directly and beneficially owned by it;

            (iv) DBZ GP, LLC, a Delaware limited liability company, which is the general partner of D.B. Zwirn & Co., L.P.;

            (v) Zwirn Holdings, LLC, which is the managing member of and thereby controls DBZ GP, LLC; and

            (vi) Daniel B. Zwirn, who is the managing member of Zwirn Holdings, LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, NY 10151. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, NY 10151. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd., is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Islands, British West Indies. The principal business addresses of the officers and directors of D.B. Zwirn Special Opportunities Fund, Ltd. are set forth on Schedule A and incorporated herein by reference.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto. The principal occupations of the officers and directors of D.B. Zwirn Special Opportunities Fund, Ltd. are set forth on Schedule A and incorporated herein by reference.

CUSIP No. 382094209                   13D                  Page 9 of 17 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) D.B. Zwirn & Co., L.P. and D.B. Zwirn Special Opportunities Fund, L.P. are each Delaware limited partnerships. D.B. Zwirn Special Opportunities Fund, Ltd. is a Cayman Islands company. DBZ GP, LLC and Zwirn Holdings, LLC are each Delaware limited liability companies. Daniel B. Zwirn is a citizen of the United States.


Item 3.   Source and Amount of Funds and Other Consideration.

     The Class B Common Stock purchased by D.B. Zwirn Special Opportunities Fund, L.P. was acquired on margin in open market transactions at an aggregate cost (including commissions, if any) of approximately $4,718,347.43. The Class B Common Stock purchased by D.B. Zwirn Special Opportunities Fund, Ltd. was acquired on margin in open market transactions at an aggregate cost (including commissions, if any) of approximately $6,556,170.61.


Item 4.  Purpose of the Transaction.

     Each of the Reporting Persons acquired beneficial ownership of the shares of Class B Common Stock to which this Statement relates for investment purposes in the ordinary course of business pursuant to the investment strategies of the Funds. Notwithstanding the foregoing, the Company indicated on a Current Report filed on Form 8-K on November 16, 2007, that it plans to liquidate to its stockholders, subject to stockholder approval, all amounts held in trust by the Company. The Reporting Persons may vote for, may vote against or may abstain from voting with respect to such liquidation.

     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Depending on various factors, the Company's financial position and business strategy, the price levels of the shares of Class B Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, voting their shares of Class B Common Stock to support or oppose the acquisition of the Company, tendering into an offer to purchase the Company's Class B Common Stock, purchasing additional shares of Class B Common Stock or any of the Company's debt or equity securities, selling or otherwise disposing of some or all of their shares of Class B Common Stock or any of the Company's debt or equity securities, short selling or otherwise hedging some or all of their shares of Class B Common Stock or any of the Company's debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with management of the Company and/or any potential acquirer of the Company concerning the business, operations and future plans of the Company.

CUSIP No. 382094209                   13D                  Page 10 of 17 Pages

Item 5.     Interest in Securities of the Issuer.

      A. D.B. Zwirn & Co., L.P.

               (a) As of the date hereof, D.B. Zwirn & Co., L.P. may be deemed the beneficial owner of (i) 909,670 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, L.P. and (ii) 1,264,130 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, Ltd.

                   Percentage: Approximately 20.55% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 10,580,000 shares, which reflects the number of shares of Class B Common Stock outstanding as of November 9, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2007.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) D.B. Zwirn & Co., L.P. did not enter into any transactions in the Class B Common Stock within the last sixty days. The transactions in the Class B Common Stock within the last sixty days by D.B. Zwirn Special Opportunities Fund, L.P. and, D.B. Zwirn Special Opportunities Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class B Common Stock.

               (e) Not applicable.

      B. D.B. Zwirn Special Opportunities Fund, L.P.

               (a) As of the date hereof, D.B. Zwirn Special Opportunities Fund,
                   L.P. may be deemed the beneficial owner of 909,670 shares of Class B Common Stock.

                   Percentage: Approximately 8.60% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The number of shares of Class B Common Stock acquired by
                   D.B. Zwirn Special Opportunities Fund, L.P. is set forth on Schedule B and is incorporated herein by reference. D.B. Zwirn Special Opportunities Fund, L.P. entered into transaction in the Class B Common Stock within the last sixty days which are set forth on Schedule B.

CUSIP No. 382094209                   13D                  Page 11 of 17 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class B Common Stock.

               (e) Not applicable.

      C. D.B. Zwirn Special Opportunities Fund, Ltd.

               (a) As of the date hereof, D.B. Zwirn Special Opportunities Fund,
                   Ltd. may be deemed the beneficial owner of 1,264,130 shares of Class B Common Stock owned.

                   Percentage: Approximately 11.95% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The number of shares of Class B Common Stock acquired by
                   D.B. Zwirn Special Opportunities Fund, Ltd. is set forth on Schedule B and is incorporated herein by reference. D.B. Zwirn Special Opportunities Fund, Ltd. entered into transaction in the Class B Common Stock within the last sixty days which are set forth on Schedule B.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class B Common Stock.

               (e) Not applicable.

      D. DBZ GP, LLC

               (a) As of the date hereof, DBZ GP, LLC may be deemed the
                   beneficial owner of (i) 909,670 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, L.P. and (ii) 1,264,130 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, Ltd.

                   Percentage: Approximately 20.55% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) DBZ GP, LLC did not enter into any transactions in the
                   Class B Common Stock within the last sixty days. The transactions in the Class B Common Stock within the last sixty days by D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

CUSIP No. 382094209                   13D                  Page 12 of 17 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class B Common Stock.

               (e) Not applicable.

      E. Zwirn Holdings, LLC

               (a) As of the date hereof, Zwirn Holdings, LLC may be deemed the beneficial owner of (i) 909,670 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, L.P. and (ii) 1,264,130 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, Ltd.

                   Percentage: Approximately 20.55% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) Zwirn Holdings, LLC did not enter into any transactions in the Class B Common Stock within the last sixty days. The transactions in the Class B Common Stock within the last sixty days by D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class B Common Stock.

               (e) Not applicable.

      F. Daniel B. Zwirn

               (a) As of the date hereof, Daniel B. Zwirn may be deemed the beneficial owner of (i) 909,670 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, L.P. and (ii) 1,264,130 shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, Ltd.

                   Percentage: Approximately 20.55% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

CUSIP No. 382094209                   13D                  Page 13 of 17 Pages

               (c) Daniel B. Zwirn did not enter into any transactions in the
                   Class B Common Stock within the last sixty days. The transactions in the Class B Common Stock within the last sixty days by D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd., which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Class B Common Stock.

               (e) Not applicable.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Class B Common Stock owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn disclaims beneficial ownership of the shares of Class B Common Stock owned by D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person (other than the Company) with respect to any securities of the Company.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 382094209                   13D                  Page 14 of 17 Pages

                                   Schedule A

           DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, citizenship, principal occupation, position and address of each director and executive officer of the applicable Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the following individuals owns any Shares.

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.

Allison Nolan is a citizen of the Cayman Islands. Her principal occupation is acting as the Managing Director of Athena Internal Management Limited, a Cayman Islands corporation, and she is a Director of D.B. Zwirn Special Opportunities Fund, Ltd. Her business address is c/o Athena International Management Limited, P.O. Box 30145, Harbour Place, 103 S Church Street, Grand Cayman, Cayman Islands.

Daniel B. Zwirn is a citizen of the United States of America. His principal occupation is Managing member of Zwirn Holdings, LLC and he is a Director of D.B. Zwirn Special Opportunities Fund, Ltd. His business address is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, NY 10151.

CUSIP No. 382094209                   13D                  Page 15 of 17 Pages

                                   Schedule B

                   Purchases and Sales of Class B Common Stock



                              Date of                         Purchase Price
PURCHASER                    Transaction       Amount(1)        Per Unit
---------                    -----------       ---------        --------

                              Balance Fwd:
D.B. Zwirn Special
Opportunities Fund, L.P.        10/3/2007         33,600          $5.13
D.B. Zwirn Special
Opportunities Fund, L.P.       10/10/2007          4,200          $5.12
D.B. Zwirn Special
Opportunities Fund, L.P.       10/16/2007         23,101          $5.13
D.B. Zwirn Special
Opportunities Fund, L.P.       10/16/2007        161,449          $5.15
D.B. Zwirn Special
Opportunities Fund, L.P.       10/17/2006          6,804          $5.14
D.B. Zwirn Special
Opportunities Fund, L.P.       10/25/2007         10,501          $5.17
D.B. Zwirn Special
Opportunities Fund, L.P.       10/26/2007          2,437          $5.16
D.B. Zwirn Special
Opportunities Fund, L.P.        11/6/2007        170,940          $5.16
D.B. Zwirn Special
Opportunities Fund, L.P.       11/12/2007          7,392          $5.18
D.B. Zwirn Special
Opportunities Fund, L.P.       11/28/2007        222,180          $5.22
D.B. Zwirn Special
Opportunities Fund, L.P.       11/30/2007        130,536          $5.23
                                              ----------
      Total                                      773,140
                                              ==========



D.B. Zwirn Special
Opportunities Fund, Ltd.        10/3/2007         46,400
D.B. Zwirn Special
Opportunities Fund, Ltd.       10/10/2007          5,800
D.B. Zwirn Special
Opportunities Fund, Ltd.       10/16/2007         31,899
D.B. Zwirn Special
Opportunities Fund, Ltd.       10/16/2007        222,951
D.B. Zwirn Special
Opportunities Fund, Ltd.       10/17/2006          9,396
D.B. Zwirn Special
Opportunities Fund, Ltd.       10/25/2007         14,499
D.B. Zwirn Special
Opportunities Fund, Ltd.       10/26/2007          3,363
D.B. Zwirn Special
Opportunities Fund, Ltd.       11/06/2007        236,060
D.B. Zwirn Special
Opportunities Fund, Ltd.       11/12/2007         10,208
D.B. Zwirn Special
Opportunities Fund, Ltd.       11/28/2007        306,820
D.B. Zwirn Special
Opportunities Fund, Ltd.       11/30/2007        180,264
                                              ----------
      Total                                    1,067,660
                                              ==========



 (1) A positive amount indicates a purchase of such amount. A negative amount indicates a sale of such amount.

CUSIP No. 382094209                   13D                  Page 16 of 17 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 10, 2007



D.B. ZWIRN SPECIAL OPPORTUNITIES     D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
FUND, LTD.                           FUND, LTD.
By: D.B. Zwirn & Co., L.P.           By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                     By: DBZ GP, LLC,
    its General Partner                  its General Partner
By: Zwirn Holdings, LLC,             By: Zwirn Holdings, LLC,
    its Managing Member                  its Managing Member




D.B. ZWIRN & CO., L.P.               ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member




DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                              By: /s/ Lawrence D. Cutler
                                  -----------------------------
                              Name: Lawrence D. Cutler
                              Title: Authorized Signatory



/s/ Lawrence D. Cutler
------------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn



The Power of Attorney dated as of November 7, 2007 executed by Daniel B. Zwirn, authorizing Lawrence D. Cutler to sign and file this Schedule 13G on Daniel B. Zwirn's behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on November 19, 2007 by such Reporting Persons with respect to the common stock of Oracle Healthcare Acquisition Corp., is hereby incorporated by reference.

CUSIP No. 382094209                   13D                  Page 17 of 17


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 10, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES     D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
FUND, LTD.                           FUND, LTD.
By: D.B. Zwirn & Co., L.P.           By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                     By: DBZ GP, LLC,
    its General Partner                  its General Partner
By: Zwirn Holdings, LLC,             By: Zwirn Holdings, LLC,
    its Managing Member                  its Managing Member

D.B. ZWIRN & CO., L.P.               ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                              By: /s/ Lawrence D. Cutler
                                  ------------------------------
                              Name: Lawrence D. Cutler
                              Title: Authorized Signatory




/s/ Lawrence D. Cutler
------------------------------
LAWRENCE D. CUTLER, as Attorney-in-Fact
for Daniel B. Zwirn